Market Vectors ETF Trust

335 Madison Avenue, 19th Floor

New York, New York 10017

June 25, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
1,540 1,505 1,472 1,440 1,403 1,376 1,345 1,307 1,279 1,253 1,227 1,202 1,174 1,143 1,103	6/19/2014 5/23/2014 4/25/2014 3/28/2014 2/28/2014 1/31/2014 1/3/2014 12/6/2013 11/8/2013 10/11/2013 9/12/2013 8/15/2013 7/19/2013 6/21/2013 5/23/2013	485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT 485BXT

0001137360-14-000393

0001137360-14-000313

0001137360-14-000245

0001137360-14-000175

0001137360-14-000107

0001137360-14-000058

0001137360-14-000004

0001137360-13-000690

0001137360-13-000634

0001137360-13-000580

0001137360-13-000526

0001137360-13-000477

0001137360-13-000425

0001137360-13-000370

0001137360-13-000292

1,078	4/26/2013	485BXT	0001137360-13-000244
1,047	3/28/2013	485BXT	0001137360-13-000192
1,017	3/1/2013	485BXT	0001137360-13-000135
983	2/1/2013	485BXT	0001137360-13-000073
948	1/4/2013	485BXT	0001137360-13-000006
920	12/7/2012	485BXT	0001137360-12-000642
892	11/9/2012	485BXT	0001137360-12-000587
865	10/11/2012	485BXT	0001137360-12-000537
831	9/13/2012	485BXT	0001137360-12-000481

Post Effective Amendment Number 804	Date Filed 8/17/2012	Submission Type 485BXT	Accession Number 0001137360-12-000434
779	7/19/2012	485BXT	0001137360-12-000386
746	6/22/2012	485BXT	0001137360-12-000327
717	5/24/2012	485BXT	0001137360-12-000268
685	4/27/2012	485BXT	0001137360-12-000214
649	3/30/2012	485BXT	0001137360-12-000158
618	3/2/2012	485BXT	0001137360-12-000106
592	2/3/2012	485BXT	0001137360-12-000057
559	1/6/2012	485BXT	0001137360-12-000010
537	12/9/2011	485BXT	0001137360-11-000511
514	11/10/2011	485BXT	0001137360-11-000468
484	10/14/2011	485BXT	0001137360-11-000416
457	9/16/2011	485BXT	0001137360-11-000364
433	8/19/2011	485BXT	0001137360-11-000324
407	7/21/2011	485BXT	0001137360-11-000279
387	6/24/2011	485BXT	0001137360-11-000246
373	5/27/2011	485BXT	0001137360-11-000224
348	4/29/2011	485BXT	0001137360-11-000186
322	4/8/2011	485BXT	0001137360-11-000166
282	3/11/2011	485BXT	0001137360-11-000096
252	2/11/2011	485BXT	0000930413-11-001000
222	12/14/2010	485APOS	0000930413-10-006002
213	11/26/2010	485BXT	0001137360-10-000294
205	10/29/2010	485BXT	0001137360-10-000268
193	9/30/2010	485BXT	0001137360-10-000238
176	8/31/2010	485BXT	0001137360-10-000188
167	8/6/2010	485BXT	0001137360-10-000157
160	7/14/2010	485BXT	0001137360-10-000139
144	6/11/2010	485BXT	0001137360-10-000115
135	5/14/2010	485BXT	0001137360-10-000078
131	4/16/2010	485BXT	0001137360-10-000074
124	3/19/2010	485BXT	0001137360-10-000053
113	2/19/2010	485BXT	0001137360-10-000022
106	1/22/2010	485BXT	0001137360-10-000011
100	12/23/2009	485BXT	0001137360-09-000104
98	12/4/2009	485BXT	0001137360-09-000099
91	11/6/2009	485BXT	0001137360-09-000073
88	10/9/2009	485BXT	0001137360-09-000065
82	9/11/2009	485BXT	0001137360-09-000051
71	8/14/2009	485BXT	0000768847-09-000145
63	7/17/2009	485BXT	0000768847-09-000114
57	6/19/2009	485BXT	0000768847-09-000080
51	5/22/2009	485BXT	0000930413-09-002856
44	4/24/2009	485BXT	0000930413-09-002185
38	2/6/2009	485APOS	0000930413-09-000703

The Amendments relate to Market Vectors Fixed Income II ETF, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon

Vice President and Secretary